UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               Golf Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38168202
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                                 (CUSIP Number)

                               William W. Chandler
                     Credit Suisse First Boston Corporation
                                11 Madison Avenue
                          New York, New York 10010-3629
                                 (212) 325-2911

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                   -----------------------------
        CUSIP No. 38168202             13D               Page 2 of 8 Pages
--------------------------------                   -----------------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |_| (b) |X|

------- ------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)  |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             13,648,182

                      ------ ---------------------------------------------------
      NUMBER OF       8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY        ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               13,648,182
       PERSON
        WITH          ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        13,648,182

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.46%*

        *Corporate actions have been taken which effectively will reduce Reporting Person's percentage ownership to 24.97%. See Item 5.

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        BK, HC, OO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of Golf Ventures, Inc., a Utah corporation (the "Corporation"). The Corporation's principal executive office is 102 West 500 South, Salt Lake City, UT 84104.

Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "1934 Act") and an indirect majority owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The Bank owns a majority of the voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Paradeplatz 8, Post Fach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on
Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the CSFB business unit and of CSFBC, are set forth on Schedule I and Schedule II, respectively, each of which is incorporated herein by reference.

     (d-e) None of the Reporting Person, the Bank, CSFBC or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 2, 1998, the Corporation agreed to transfer to Credit Suisse First Boston Mortgage Capital, LLC ("CSFBMC"), a wholly-owned subsidiary of CSFBC, 13,433,528 shares of Common Stock of the Corporation, which shares were subsequently transferred to CSFBC, in consideration of services and other good and valuable consideration provided pursuant to the letter agreement (the "Letter Agreement") regarding a structuring advisory fee, dated as of July 2, 1998, among CSFBMC, the Corporation and the subsidiaries of the Corporation named therein. Previously, on April 8, 1998, the Corporation had agreed to transfer to CSFBMC 218,182 shares of Common Stock as a deposit for future services, resulting in an aggregate transfer of 13,648,182 shares of Common Stock to CSFBC on July 2, 1998.

Item 4.  Purpose of Transaction.

     The purpose of the transaction was to provide compensation to CSFBMC for services rendered as a structuring advisor with respect to raising working capital for the corporation. Other than the transactions listed above, neither the Reporting Person nor CSFBC has acquired or disposed of any shares of Common Stock.

     Except as indicated in this Schedule 13D, neither the Reporting Person nor CSFBC currently has any specific plans or proposals that relate or would result in any of the matters described in subparagraphs (b) - (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) In July 1998, the Corporation entered into a loan agreement and stock agreement with CSFBMC, pursuant to which CSFBMC lent the Corporation $86,550,000 and entered into an agreement concerning structuring advisory services provided in connection with the transaction (the "Agreement"). In connection with services rendered pursuant to the Agreement, CSFBMC received 13,648,182 newly issued shares of Common Stock of the Corporation (the "CSFBMC Shares"). The Agreement expressly provides that the CSFBMC Shares were to represent less than 25% of the issued and outstanding shares of Common Stock of the Corporation.

     According to the combined Schedule 14A and 14C filed by the Corporation with the Commission on July 31, 1998, the Corporation had outstanding as of July 31, 1998 (i) 24,610,538 shares of Common Stock and (ii) 6,672,518 Shares of Series D Convertible Preferred Stock (the "Series D Stock"). The Series D Stock is entitled to vote on all matters along with the Common Stock, has four votes per share, and automatically converts into Common Stock at a 4 to 1 ratio upon the authorization of a sufficient number of shares of Common Stock.

     Prior to CSFBMC receiving any shares of Common Stock, an appropriate amendment to the Certificate of Incorporation (the "Amendment") was approved by consent of the Corporation's shareholders owning of record more than a majority of the outstanding Common and Preferred shares. Pursuant to the Amendment, the Company's Certificate of Incorporation will be amended to duly authorize the issuance of the Series D Stock and increase the number of authorized Common
Shares to 100,000,000, thereby triggering the automatic conversion of all 6,672,518 shares of Series D Stock into 26,690,072 shares of Common Stock. No further corporate action regarding approval of such Amendment is necessary.

     A preliminary Information Statement has been filed with the Securities and Exchange Commission by the Corporation, and the Corporation has agreed to mail to its shareholders the definitive Information Statement promptly upon receiving SEC clearance. Twenty days subsequent to the mailing to shareholders of the Information Statement, the Corporation has committed to file the Amendment with the Secretary of State of the State of Utah, thus duly amending its Certificate of Incorporation.

     Upon such filing, the Corporation's outstanding shares of Common Stock will be increased as set forth above as a result of the automatic conversion of Series D Stock into 26,690,072 shares of Common Stock. In addition, pursuant to the Capital Stock Purchase Agreement, the Corporation is committed to issue an additional 3,346,761 shares of Common Stock (the "Additional Common Stock") upon the filing of the Amendment. Upon the conversion of the Series D Stock and the issuance of the Additional Common Stock, the Reporting Person will be the beneficial owner of 24.97% of the outstanding Common Stock.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 13,648,182 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 13,648,182 shares of Common Stock.

     (c) Except as set forth herein, CSFBC does not beneficially own any shares of Common Stock of the Issuer nor has CSFBC engaged in any transactions in any such shares of Common Stock during the sixty day period immediately preceding the date hereof.

     (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Reporting Person nor CSFBC has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  September 16, 1998

                                           CREDIT SUISSE FIRST BOSTON
                                             CORPORATION


                                            By: /s/ William W. Chandler
                                                ---------------------------
                                                Name:  William W. Chandler
                                                Title: Director

                                   SCHEDULE I
                                   ----------

     Executive Board Members and Executive Officers of the Reporting Person
     ----------------------------------------------------------------------



Name and Title                Business Address              Principal Occupation                  Citizenship
--------------                ----------------              --------------------                  -----------

Allen D. Wheat                11 Madison Avenue             Chief Executive Officer,              USA
Chairman                      New York, NY 10010            Credit Suisse First Boston
                                                            and member of the Executive
                                                            Board, Credit Suisse Group

Brady W. Dougan               11 Madison Avenue             Managing Director, Credit Suisse      USA
Board Member                  New York, NY 10010            First Boston Corporation

Christopher A. Goekjian       11 Madison Avenue             President and Chief Executive         USA
Board Member                  New York, NY 10010            Officer, Credit Suisse Financial
                                                            Products

Stephen A.M. Hester           11 Madison Avenue             Chief Financial Officer, Credit       United Kingdom
Board Member                  New York, NY 10010            Suisse First Boston, Inc.

Marc Hotimsky                 11 Madison Avenue             Managing Director, Credit Suisse      United Kingdom
Board Member                  New York, NY 10010            First Boston Corporation

David C. Mulford              11 Madison Avenue             Vice Chairman, Credit Suisse          United Kingdom
Board Member                  New York, NY 10010            First Boston, Inc. and Chairman
                                                            International, Credit Suisse First
                                                            Boston

Stephen E. Stonefield         Uetlibergstrasse 231          Chairman of Pacific Region,           USA
Board Member                  P.O. Box 900, CH-8045         Credit Suisse First Boston
                              Zurich, Switzerland

Franz K. von Meyenburg        Uetlibergstrasse 231          Deputy Chairman of Europe,            Switzerland
Board Member                  P.O. Box 900, CH-8045         Credit Suisse First Boston
                              Zurich, Switzerland

Charles G. Ward III           11 Madison Avenue             Head of Corporate and Investment      USA
Board Member                  New York, NY 10010            Banking, Credit Suisse First Boston
                                                            Corporation

David A. DeNunzio             11 Madison Avenue             Chief Executive Officer,              USA
Executive Officer             New York, NY 10010            Private Equity Division

John M. Hennessy              11 Madison Avenue             Chairman, Private Equity Division     USA
Executive Officer             New York, NY 10010


                                   SCHEDULE II
                                   -----------

   Executive Officers and Directors of Credit Suisse First Boston Corporation
   --------------------------------------------------------------------------


Name and Title                Business Address              Principal Occupation                  Citizenship
--------------                ----------------              --------------------                  -----------

Allen D. Wheat                11 Madison Avenue             Chief Executive Officer,              USA
President, Chief Executive    New York, NY 10010            Credit Suisse First Boston
Officer and Board Member                                    and member of the Executive
                                                            Board, Credit Suisse Group

Benjamin H. Cohen             11 Madison Avenue             Managing Director, Credit Suisse      USA
Managing Director and         New York, NY 10010            First Boston
Board Member

Brady W. Dougan               11 Madison Avenue             Managing Director, Credit Suisse      USA
Managing Director and         New York, NY 10010            First Boston
Board Member

Carlos Onis                   11 Madison Avenue             Controller, Credit Suisse             USA
Chief Financial Officer and   New York, NY 10010            First Boston
Board Member

Charles G. Ward III           11 Madison Avenue             Managing Director, Credit Suisse      USA
Managing Director and         New York, NY 10010            First Boston
Board Member

Jeremy Marshall               11 Madison Avenue             Managing Director, Credit Suisse      United Kingdom
Managing Director and         New York, NY 10010            First Boston Corporation
Board Member

Joseph McLaughlin             11 Madison Avenue             Managing Director & General           USA
General Counsel and           New York, NY 10010            Counsel, Credit Suisse First Boston
Board Member                                                Corporation

Richard C. Holbrooke          11 Madison Avenue             Vice Chairman, Credit Suisse          USA
Vice Chairman                 New York, NY 10010            First Boston Corporation

Ken Miller                    11 Madison Avenue             Vice Chairman, Credit Suisse          USA
Vice Chairman                 New York, NY 10010            First Boston Corporation

David C. Mulford              11 Madison Avenue             Vice Chairman, Credit Suisse          United Kingdom
Vice Chairman                 New York, NY 10010            First Boston, Inc. and Chairman
                                                            International, Credit Suisse First
                                                            Boston

Frank J. Decongelio           11 Madison Avenue             Managing Director, Credit Suisse      USA
Managing Director and         New York, NY 10010            First Boston
Director of Operations

Stuart Min                    11 Madison Avenue             Deputy General Counsel, Credit        USA
Director and Deputy General   New York, NY 10010            Suisse First Boston Corporation
Counsel

Lori M. Russo                 11 Madison Avenue             Vice President & Secretary, Credit    USA
Vice President and Secretary  New York, NY 10010            Suisse First Boston Corporation

Lewis H. Wirshba              11 Madison Avenue             Treasurer, Credit Suisse First        USA
Managing Director and         New York, NY 10010            Boston Corporation
Treasurer

Rochelle Pullman              11 Madison Avenue             Controller, Credit Suisse First       USA
Director and Controller       New York, NY 10010            Boston Corporation

Thomas A. DeGennaro           11 Madison Avenue             Director of Taxes, Credit Suisse      USA
Director and                  New York, NY 10010            First Boston Corporation
Director of Taxes